UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
A Boring Life, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Oregon

 Date of organization
 January 1, 2019

Physical address of issuer
29830 SE Wheeler Road, Boring, OR 97009

Website of issuer
http://www.aboringlife.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874
Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd SAFE

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$428,000

Deadline to reach the target offering amount
April 30, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$87,642	$0.00
Cash & Cash Equivalents	$68,764	$0.00
Accounts Receivable	$3,443	$0.00
Short-term Debt	$48,320	$0.00
Long-term Debt	$255,926	$0.00
Revenues/Sales	$26,014	$0.00
Cost of Goods Sold	$18,429	$0.00
Taxes Paid	$0	$0.00
Net Income	-$299,107	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Serafina Palandech
(Signature)

Serafina Palandech
(Name)

CEO, Director
(Title)

January 24, 2020
(Date)

/s/ Jennifer Johnson
(Signature)

Jennifer Johnson
(Name)

Vice President, Director
(Title)

January 24, 2020
(Date)

Instructions.
1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

January 24, 2020

A Boring Life, Inc.



Up to $428,000 of Crowd SAFE

A Boring Life, Inc. ("**Boring Life**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $428,000 worth of Crowd SAFE of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $428,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.aboringlife.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/a-boring-life

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

A Boring Life, Inc. is an Oregon corporation incorporated on January 1, 2019. From August 23 2018 to December 31, 2018, the Company's founders operated a similar business as A Boring Life, LLC, an Oregon limited liability company, which was a predecessor to A Boring Life, Inc.

The Company is located at 29830 SE Wheeler Road, Boring, OR 97009

The Company's website is http://www.aboringlife.com

The Company conducts business in all 50 states

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/ a-boring-life and is attached as <u>Exhibit D</u> to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering (if Minimum Amount reached)	25,000*
Maximum Amount of Units of Crowd SAFEs being offered	428,000
Total Units of Crowd SAFEs outstanding after Offering (if Maximum Amount reached)	428,000*
Purchase price per Security	1.00+
Minimum Investment Amount per Investor	$100
Offering deadline	April 30, 2020
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 6.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. For example, the Company may elect to participate in one of the Intermediary's special investment programs, which may require the Company to offer alternative minimum individual purchase amounts to Investors without notice.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$428,000.00	$25,680.00	$402,320.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the minimum individual purchase amount, in its sole discretion. For example, the Company may elect to participate in one of the Intermediary's special investment programs, which may require the Company to offer alternative minimum individual purchase amounts to Investors without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Our ability to grow our business depends on state laws pertaining to the hemp industry. Continued development of the hemp industry depends upon continued legislative authorization of hemp at the state level. The status quo of, or progress in, the regulated hemp industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of hemp, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the hemp industry, such as restricting the form in which hemp can be consumed, processing and/or retail sales of hemp, which could have the impact of dampening growth of the hemp industry and making it difficult for hemp businesses to operate profitably in those states.

FDA regulation of hemp and the possible registration of facilities where hemp is grown could negatively affect the hemp industry and our financial condition.

The FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible

11

prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks.
Financial transactions involving proceeds generated by hemp-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to hemp-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon hemp-related activity. Nevertheless, banks remain hesitant to offer banking services to hemp-related businesses. Consequently, those businesses involved in the regulated hemp industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the hemp industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business. A similar, updated alert was issued September 5, 2018, noting the potential for investment fraud and market manipulation.

The Company has issued securities that are convertible into a class of security it is not authorized to issue
The Company has previously conducted a fundraise pursuant to Regulation CROWDFUNDING, which granted the holders of the securities rights, upon the occurrence of certain events, to convert such securities to preferred stock. The Company has not yet authorized in its formation documents the issuance of preferred stock. Prior to the occurrence of the conversion events (described more fully herein), the Company will need to obtain the appropriate approvals from existing shareholders and the board. If the Company is unable to do so, the Company will not be able to issue preferred stock to the security holders, which could result in litigation or other disputes between the Company and the security-holders.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal hemp and cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or

applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain hemp activities. Even if these activities are legal under state law, specific cities and counties may ban them.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white- label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the U.S., are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as almonds and walnuts. In addition, we purchase and use significant quantities of bags to package our products. In recent periods, the prices of nuts have been priced below their respective averages and we have realized some benefits from these low prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information

on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

17

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Certain investors will receive preferable terms on the Crowd SAFE for investing early. Early participants in this Offering will receive preferable terms on the Crowd SAFE, this may cause disparate outcomes from Crowd SAFE holders who invested at different times during the Offering.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
A Boring Life makes chef-curated natural snack foods infused with hemp and/or CBD extract to support a more relaxed lifestyle. The Company's first product line pairs high protein nuts, rich in Omega 3's, with the calming properties of Hemp and or CBD extract. Target customers include individuals searching for convenient healthy snacks such as roasted almonds with lavender, dark chocolate and sea salt almonds, and sweet and spicy walnuts. The Company sources its products from multiple vendors in the U.S. for quality and availability purposes.

Business Plan
A Boring Life's initial product line of almonds and walnuts marries a high protein snacking with hemp extract to create three chef-curated, high quality natural snacking products that are rich in Omega 3's, are vegetarian and gluten-free, and are keto and paleo diet friendly. Hemp extract is believed to help alleviate anxiety and depression as well as assist in pain management and sleeplessness. A Boring Life's products are sold in grocery chains such as New Seasons and Erewohn as well as convenience stores and specialty food stores. The Company's hemp infused nuts are packaged in single serving 1 oz packs and include 25mg of organic hemp extract per serving. All of a Boring Life's products are also available for purchase online at http://www.aboringlife.com, and it's Sweet and Spicy Walnuts are also available for purchase through Amazon. The Company also intends to expand its presence to Amazon to include the Company's complete line of products. A Boring Life's products are for thinking individuals who care about their bodies and the environment. The Company wants to continue to deepen its relationship with national and regional retailers and develop new channels with boutique grocery stores, gift shops and gyms.

The Company's Products and/or Services

Product / Service	Description	Current Market
Roasted Almonds with Lavender, Sweet and Spicy Walnuts and Dark Chocolate and Sea Salt Almonds	Seasoned almonds and walnuts rich in protein, essential vitamins and Omega-3 fatty acids to promote a calm sense of well- being; handmade by Chef Jen Johnson with almonds and walnuts grown on a California family farm.	A Boring Life's products are sold in grocery stores and retail outlets, online.
Hemp Extract	1,000 mg organically grown hemp extract to promote a calm sense of well-being	A Boring Life's products are sold in grocery stores and retail outlets, online.
Honey	Honey infused with hemp extract to promote a calm sense of well-being	A Boring Life's products are sold in grocery stores and retail outlets, online.
Pet treats	Pet treats infused with hemp extract to promote a calm sense of well-being	A Boring Life's products are sold in grocery stores and retail outlets, online.

Competition
The Company's primary competitors are Weller Snacks, Good Bites CBD, Vital Leaf, Gron, and others.

Weller Snacks: Founded in 2017, Weller Snacks provides an assortment of CBD-infused products including a water-soluble CBD powder, CBD-infused sparkling water, and CBD-infused coconut bites. These products contain 0% THC, are lab tested and verified for potency, and each contain 25 mg of broad-spectrum hemp extract per serving. Weller Snacks products can be purchased through the company's website, with prices ranging from $14.99 for three packages of coconut bites to $80 for the Barista Blend water-soluble CBD powder. In July 2019, the company raised $3 million in Series Seed funding, bringing its total funding amount to date to $4.25 million.

Good Bites CBD: Headquartered in Venice, California, Good Bites CBD provides handcrafted, organic, nutrient-dense, CBD-infused snacks. The company uses pure CBD oil from non- psychoactive organic hemp in its snacks such as coconut brownie bites, coconut macaroon bites, and raw cookie dough bites. Each snack has a high and low dose CBD version, 25 mg on the high end and 10 mg on the low end. The company also offers two sizes of CBD oil tincture bottles, 500 mg and 1,000 mg. Prices range from $20 for the snack bites to $48 for the low potency, 500 mg CBD oil tincture bottle, and $62 for the high potency, 1,000 mg tincture bottle.

Vital Leaf: Founded and headquartered in Portland, Oregon, Vital Leaf offers a line of artesian chocolates and herbal formulas infused with full-spectrum CBD oils. The company uses a plant- forward approach when formulating its products, meaning it consciously selects, sources, and pairs specific ingredients to maximize the healing properties of CBD and increase the user's enjoyment. Vital Leaf claims its products are free of processed refined white sugars, high-glycemic sweeteners, artificial colorings, common allergens, pesticides, preservatives, and any ingredient that would hinder the plant's medicinal properties. The company's products include items such as CBD elixir drops, CBD chocolate, CBD body balm, and CBD capsules. Prices range from $15 for a 100 mg CBD chocolate bar to $69 for a 750 mg bottle of the company's CBD tincture.

Grön: Founded in 2015, Grön offers cannabis and CBD-infused edibles including chocolate bars, chocolate covered coffee beans, chocolate sauce, and caramel sauce. It also offers a line of cannabis and CBD-infused skincare products, such as clay masks, body balm, face cream, hair mask, and body lotion, and CBD tincture bottles ranging in size from 500 mg to 1000 mg. Prices range from $12 for a five serving bar of CBD-infused chocolate to $60 for the CBD-infused revitalizing body lotion or the unflavored water-soluble elixir. Grön's edibles were available to medical marijuana card carriers a full year before Oregon legalized recreational cannabis, and its products are currently available at over 400 dispensaries across the state.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The Company's customers include mass merchandisers, grocery stores, membership club stores, drug stores, convenience stores, distributors, e-commerce and high-frequency stores.

Intellectual Property
The Company has the following intellectual property:

Trademarks

Application or Registration #	Goods/Services	Mark	File Date	Grant Date	Country
88/195,978	Roasted nuts; candied nuts; processed nuts; nut-based snack foods; nut milk beverages, dairy-based beverages, vegetable-based beverages, and fruit-based food beverages; Edible pet treats and pet food	A BORING LIFE	November 1, 2018	July 2, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Manufacturing	Oregon Department of Agriculture	License	January 2, 2019	January 2, 2019

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below. The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds (Descriptions below)	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6.00%	$1,500	6.00%	$25,680
Campaign Marketing	8.00%	$2,000	5.00%	$21,400
General Marketing	8.00%	$2,000	16.00%	$68,480
Research and Development	0.00%	0	10.00%	$42,800
Manufacturing	60.00%	$15,000	37.00%	$158,360
Future Wages	18.00%	$4,500	14.00%	$59,920
Working Capital	0.00%	0	12.00%	$51,360
Total	**100.00%**	**$25,000**	**100.00%**	**$428,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Intermediary Fee
Cash commission payable to Republic

Campaign Marketing
These funds will go towards reimbursement for our previous marketing campaigns.

General Marketing
These funds will go towards our general ongoing online marketing.

Research and Development
These funds will go towards the research and development of new and innovative products.

Manufacturing
These funds will go towards manufacturing our products

Future Wages
These funds will go towards wages for our employees

Working Capital
These funds will go towards sustaining the operations and growth of the company.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Serafina Palandech

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, January 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Serafina has been the CEO and Co-Founder for A Boring Life since its incorporation in 2019. Prior to that she created an organic food company and was responsible for sales, marketing, financial management, hiring and staff management.

CEO, A Boring Life, Inc. January 2019 to Present
- Created social media identity, website, e-commerce site and marketing initiatives to promote thought leader in category.
- Created market strategy and brand identity.
- Product development, R&D and consumer testing
- Established national brokerage network
- Sales channel strategy
- Staff oversight and management

Founder and President, Hip Chick Farms. November 2011 to March 2019
- Created social media identity, website, e-commerce site and marketing initiatives to promote thought leader in organic and easy family food.
- Created market strategy, branding, and packaging business offering for large market
- National product distribution into multiple distributors and grocery stores nationwide
- Established national brokerage network
- Data and ROI systems
- Packaging creation and marketing materials
- Worked with Board, recruited industry experts onto Board and as investors
- Established and maintained more than 100 customer accounts, nationwide distributors
- Staff oversight and management
- Operations and co-packer management

Education
Bachelor's Degree, Women's Studies and Fine Arts – University of California, Santa Cruz

Name
Jennifer Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President and Chef, January 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jennifer has been the Vice President and lead chef for A Boring Life since its incorporation in 2019. She leads the production process, oversees the Company's food service manufacturing, and the Company's quality assurance and quality control (QA/QC) standards.

Vice President and Chef, A Boring Life, Inc. January 2019 to Present
- Leads the production process and oversees the Company's facilities and maintenance procedures Created market strategy and brand identity.
- Oversees training, job design, work assignments and regulatory compliance. Established national brokerage network.
- Develops and maintains accurate records for key performance indicators (KPIs), and QA/QC, to ensure all products are produced to the Company's standards.

Co-Founder and Executive Chef, Hip Chick Farms. January 2013 to August 2018
- Board management, corporate growth, strategy and oversight
- Oversaw recipe development on all Hip Chick Farms products and formulation from kitchen testing to production
- Built and developed taste profile for all elements of brand development, food production, product reformulations, and ingredient statements.

Executive Private Chef, Gordon Getty. January 2001 to December 2016
- Cook lunch and dinner for family, five nights per week.
- Menu planning and recipe development.
- Manage kitchen staff of up to fifteen additional cooks, 50 servers and dishwashers.
- Plan and execute over 50 special events per year, ranging from private wine dinners to galas hosting over 1,000 guests.
- Prepare and serve lunch to children in private Getty Montessori School Monday through Friday.
- Hire, train and supervise local forager to ensure highest quality ingredient sourcing.
- Partner with colleagues in the extended culinary environment on pairings, farmer sourcing, and current developments in the food scene.
- Traveled internationally as Executive Chef to serve family and manage household staff

Education
Associate's Degree, Culinary Arts – California Culinary Academy, San Francisco

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Serafina Palandech

See "Directors" **section above.**

Name
Jennifer Johnson

See *"Directors"* section above.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Securities (or amount) Authorized	5,000,000
Securities (or amount) Outstanding	997,033
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*The conversion of the convertible notes, as described below would require the issuance of additional shares of the Company and will likely dilute the Securities. The percentage stated here is related only to the current shareholders as the conversion of convertible securities is uncertain and dependent on future events.

Convertible Securities

The Company has the following reserved/outstanding convertible securities:

Type/Class of Security	Cash Value of Outstanding Securities	Voting Rights	Anti-Dilution Rights	How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Additional Terms
Convertible Note	Principal: $150,000 Interest (as of December 31, 2019): $5,726	No, but voting rights may be granted upon conversion	None	These securities are likely to convert to stock in the future, which could dilute the Security	The interest rate is 8% per annum with the principal and interest payable on June 1, 2021. Upon the Company's next equity financing transaction in which it raises not less than $1,500,000 ("Note Equity Financing"), the principal and interest will convert automatically at a price per share of Common Stock equal to 80% of the price per share sold in such transaction. If the Company is sold or if the maturity date is reached prior to a sale or Note Equity Financing, noteholders may elect to have the principal amount plus interest repaid by the Company or convert the principal and interest into common stock of the Company at a pre-conversion valuation of $3,500,000.
Crowd Note	$105,926	No, but voting rights may be granted upon conversion	None	These securities are likely to convert to stock in the future, which could dilute the Security	There is no interest rate and no maturity date. The notes will convert at either a 20% discount or at a maximum valuation cap of $3,500,000 at the next qualified financing of at least $1,000,000 to preferred stock. The Company has not authorized the issuance of preferred stock, which means the Company likely will need to obtain shareholder approval and amend its formation documents with the state.

Debt

The Company has the following debt outstanding: In addition to the convertible notes described above, Serafina Palandech and Jennifer Johnson have loaned the Company a total of $35,341. There is no maturity date or interest rate, but the Company will be required to repay the loan before making distributions to any shareholders.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Serafina Palandech	425,000/Common Stock	42.3%
Jennifer Johnson	425,000/Common Stock	42.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
A Boring Life, Inc. ("the Company") was incorporated on January 1, 2019 under the laws of the State of Oregon, and is headquartered at 29830 SE Wheeler Road, Boring, OR 97009.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company has $72,000 in cash, which, without accounting for additional revenues, would allow the Company to continue operating for approximately 4 months.

The Company has issued any convertible notes.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	45,000	General Operations	04/16/2019	Section 4(a)(2)
Convertible Note	$100,000	General Operations	04/16/2019	Section 4(a)(2)
Crowd Notes	$105,900	General Operations	10/14/2019	Section 4(a)(6) - Regulation Crowdfunding

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 428,000 of The Securities for up to $428,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by April 30, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $428,000. (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, LLC THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $3,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Equity Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED

STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following related persons transactions:
Palandech and Jennifer Johnson have loaned the Company a total of $35,341. There is no maturity date or interest rate, but the Company will be required to repay the loan before making distributions to any shareholders.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED “RISK FACTORS.”

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

A Boring Life Inc.

(a Oregon corporation)

Unaudited Financial Statements

Period of January 1, 2019 (inception) through
December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

A Boring Life Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 23, 2020

To: Board of Directors of A Boring Life Inc.
         Attn: Serafina Palandech

Re: 2019 Financial Statement Review
         A Boring Life Inc.

We have reviewed the accompanying financial statements of A Boring Life Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

A BORING LIFE INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Balance Sheet (page 1 of 2)
(Unaudited)

	2019	
Assets		
Current assets		
Cash	$	68,764
Accounts Receivable	$	3,443
Inventory	$	13,884
Total current assets	$	86,091
Fixed Assets		
Furniture and Equipment	$	1,551
Total fixed assets	$	1,551
Total assets	**$**	**87,642**

A BORING LIFE INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Balance Sheet (page 2 of 2)
(Unaudited)

		2019
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts Payable	$	7,220
Loan Payable	$	35,341
Accrued Interest Payable	$	5,726
Sales Tax Payable	$	33
Total current liabilities	$	48,320
Long term commitments and contingencies (Note 6)		
Convertible notes payable	$	255,926
Total long term liabilities	$	255,926
Total liabilities	**$**	**304,246**
Equity		
Common stock		
5,000,000 authorized; 997,033 issued and outstanding as of 12/31/2019; no par	$	70,622
Capital raise expenses	$	(695)
Shareholders Distribution/Contributions	$	12,576
Net Income	$	(299,107)
Total equity	**$**	**(216,604)**
Total liabilities and stockholders' equity	**$**	**87,642**

A BORING LIFE INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Income Statement
(Unaudited)

		2019
Gross Revenue	$	30,799
Less: Discounts	$	(4,786)
Net Revenue	$	26,014
Cost of Goods Sold	$	18,429
Gross Profit	$	7,585
Operating Costs and Expenses		
General and Administrative	$	69,996
Payroll	$	132,010
Sales and Marketing	$	96,552
Research and Development	$	2,262
Total costs and expenses	$	300,820
Net Ordinary Income	$	(293,236)
Other Expense		
Interest Expense - Conv Debt	$	5,726
Other Income	$	146
Total Other Expense	$	5,872
Net Income	$	**(299,107)**

A BORING LIFE INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Statements of Stockholders' Equity
(Unaudited)

	Common Stock					
	Shares	**Par Value**	**Additional Paid-In Capital**	**Capital Raise expenses**	**Accumulated Deficit**	**Total Stockholders' Equity (Deficit)**
Balance as of January 1, 2019 (inception)	0	-	-	-	-	-
Issuance of common stock	997,033	-	$ 70,622	$ (695)	-	$ 69,927
Shareholder Contribution	-	-	$ 12,576	-	-	-
Net Income (Loss)	0	-	-	-	$ (299,107)	$ (299,107)
Balance as of December 31, 2019	997,033	-	$ 83,198	$ (695)	$ (299,107)	$ (216,604)

A BORING LIFE INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Statements of Cash Flows
(Unaudited)

	2019
Cash flows from operations	
Net loss	$ (299,107)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in Accounts Receivable	$ (3,443)
Increase in Inventory	$ (13,884)
Increase in Accounts Payable	$ 7,220
Increase in Loan Payable	$ 35,341
Increase in Accrued Interest Payable	$ 5,726
Increase in Sales Tax Payable	$ 33
Net cash provided by Operating Activities	$ (307,492)
Cash flows from investing activities	
Furniture and Equipment	$ (1,551)
Net cash provided from investing activities	$ (1,551)
Cash flows from financing activities	
Proceeds from the issuance of convertible notes	$ 255,926
Proceeds from the issuance of common stock	$ 70,622
Less capital raise expenses	$ (695)
Shareholder contribution	$ 12,576
Net cash provided from financing activities	$ 338,429
Net increase (decrease) in cash and cash equivalents	$ 68,764
Beginning of year - Cash	$ -
End of year - Cash	$ 68,764

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

A Boring Life Inc. ("A Boring Life", the "Company", or "we") was originally formed as a Oregon corporation on January 1, 2019. The Company's headquarters are in Oregon.

A Boring Life makes chef-curated snacks to support a more relaxed life.

Since Inception, the Company has relied on securing loans to fund its operations and founder contributions. As of December 31, 2019, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock, inventory, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services since we do not promise the transportation services, do not contract with caregivers to provide transportation services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $68,764 as of December 31, 2019.

NOTE 4 – INVENTORY

Inventory is stated at the lower of cost first-in, first-out (LIFO), or market, and consists of finished goods purchased for resale.

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2019 consisted primarily of payments due in the normal course of business, interest-free loans from the founders of the company, and accrued interest payable on the convertible notes payable (see Note 6).

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $255,926 cash in exchange for several convertible notes payable (collectively, the "Notes"). Three notes were issued in October 2019 for a total of $150,000 and accrue interest at 8% per annum. Unless converted earlier, Principal and interest of $50,000 of the notes are payable on June 1, 2021 and $100,000 is payable April 16, 2021. The notes may convert at the option of the holders of the Notes, or are automatically convertible (at a 20% discount) into a class of series of securities substantially identical to that issued in the next "Qualified Financing" (defined as an equity financing with gross proceeds of at least $1,500,000).

In the event that neither a next Qualified Financing nor a sale of the Company has occurred by the maturity date, each Purchaser, in its sole option, may elect to (i) have the principal amount plus all accrued but unpaid interest repaid by the Company in cash; or (ii) as soon as practicable following the maturity Date, convert the principal amount and all accrued but unpaid interest into shares of common stock at a price per share implied by a $3,500,000 pre- money valuation of the Company.

A note issued on April 16, 2019 totals $105,926, does not carry any interest, has no pre-defined maturity date, and converts at a 20% discount upon a Qualified Financing of at least $250,000.

As of December 31, 2019, approximately $5,726 of interest had accrued under the Notes.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock. As of December 31, 2019, 1,012,000 shares of Common Stock are issued and outstanding. Of this amount, 850,000, or approximately 84%, is held by the Company's two cofounders, who both remain active in the daily management of the Company.

Since inception, the Company has granted options to purchase 51,751 shares of Common Stock. These options have exercise prices equal to the fair market value of the Company's common stock, which will be documented in the applicable stock option agreement to be entered into by the Company and the option holder. To date, no options have been exercised.

Additional Paid-In Capital

Additional Paid-In Capital as of December 31, 2019 consists primarily of cash contributed by the cofounders and team members who have offered services to the Company in exchange for shares of stock.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 9), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. The Company plans to offer a Simple Agreement for Future Equity ("SAFE") for up to $428,000 (the "Crowdfunding

Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $428,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 22, 2020, the date the were financial statements available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.





Company Name	A Boring Life

Logo



Headline	CBD snacks for a relaxed lifestyle

**Cover
photo**



Hero Image


A BORING LIFE IS A GOOD LIFE
organic HEMP EXTRACT
a boring life
ALMONDS
HINT OF LAVENDER
ORGANIC HEMP EXTRACT
25mg HEMP EXTRACT
EXTRAORDINARY • PRODUCTS • Relaxed Lifestyle
NET WT. 1 oz (28g)
ORGANIC . VEGAN . GLUTEN-FREE
DARK CHOCOLATE
WALNUTS
SWEET & SPICY
organic HEMP EXTRACT

Tags

Female Founders, LGBTQ+ Founders, Consumer Goods, B2C, Wholesale, Cannabis

Pitch text

Summary

- Team previously started, scaled and exited two natural foods companies
- Differentiated products at the nexus of three high growth market categories
- Retail partners across the US with traction and demand
- Ability to scale with strong profit margins
- Projected profit of $4M by 2021

Problem

We are living in the age of anxiety

Anxiety is one of the most common mental illnesses in the US. Approximately 18% of Americans are diagnosed annually with anxiety, and many are turning to CBD products to help manage their symptoms. Yet finding the right CBD solution can be challenging in itself, and with so many options, it can often lead to more anxiety for the consumer.

Solution

CBD relief in familiar snacks

A Boring Life provides high-quality CBD snacks made from natural products, such as nuts and honey. All of our products are carefully curated by our resident expert Chef Jen. Each snack is designed to promote wellness and to offer consumers a fast form of relief for their anxiety to improve overall wellness. Folks are seeking better culinary solutions which A Boring Life offers with vegan, sugar free and organic snack options.


A BORING LIFE IS A GOOD LIFE
organic HEMP EXTRACT
25mg
HEMP EXTRACT
a boring life
ALMONDS
HINT OF LAVENDER
ORGANIC HEMP EXTRACT
EXTRAORDINARY PRODUCTS
Relaxed Lifestyle
NET WT. 1 oz (28g)
ORGANIC . VEGAN . GLUTEN-FREE



Product

Organic full spectrum CBD/hemp family of products

Our products are organically cultivated & non-GMO. We offer vegetarian, vegan, gluten free and sugar free options. We offer an authentic, transparent label with simple, thoughtfully sourced ingredients and organic CBD hemp extract that delivers natural relief for a variety of problems.









25mg
a boring life
ALMONDS
ORGANIC · VEGAN · GLUTEN-FREE

Full Spectrum Hemp Oil Extract
Organically Cultivated & Non GMO
Great Source of Protein & Omega 3's
Vegetarian, Vegan & Gluten Free
Third Party Tested and Verified COAs
Organic Chocolate

Nuts are a great source of protein and Omega 3's - which assist in bodily absorption of cannabinoids into your own endocannabinoid system. Simply put - food is health. Some folks don't like to consume CBD as an oil or tincture. Our Boring Nuts provide an easy and convenient way to get protein, omega 3's and the benefits of hemp.

We source honey from the hives on our lavender farm in Boring, Oregon. All of our honey is raw and unfiltered, and it contains beneficial pollen and propolis. There are absolutely no additives.





BORING BEES
HONEY
MONTENEGRO STYLE
HONEY WITH FRUITS
& NUTS
a boring life
organic
HEMP
EXTRACT
EXTRAORDINARY
• PRODUCTS •
Relaxed Lifestyle
Full Spectrum Hemp Extract
Organically Cultivated & Non GMO
Vegetarian, Gluten-Free & Paleo
Third Party Tested and Verified COAs
Farm-Direct Nuts
Organic Raw Honey with Pollen & Propolis

Pet products: coming soon! To meet the consumer demand for CBD pet products, we are in process of introducing Boring Bones, Gummies for Dogs.











organic
CBD
HEMP
LAB
TESTED
legal
Organically Grown
Hemp Extract Oil
with CBD
Our Products Utilize Hemp Extract from Organically-Grown Hemp Farms in Oregon & Colorado.
Health
& Wellness
CBD is Known for its Health and Wellness Benefits.
Lab Tested
& Legal
CBD is a Federal Legal Ingredient under the 2018 Farm Bill. Our Products are Tested by Third Party Labs to Ensure Quality.
Gluten
Free
Our Products are Gluten-Free and Do Not Contain Wheat!
Vegan
Friendly
Most of Our Products are Vegan and Offer a Great Source of Plant-Based Protein!

Traction

In grocery stores nationwide & direct to consumer

A Boring Life utilizes multiple channels of distribution: grocery, specialty, convenience and direct to consumer.

Since launch, we've received great interest from consumers, selling 3 units per week per store. We've entered into partnerships with major grocery chains such as New Seasons, Erewhon, Market of Choice and AATAC, which is expanding our distribution nationwide. A Boring Life has received preliminary approval for launch into Sprouts stores (350 stores nationwide) in Q2. Having previously started and scaled natural food businesses we have strong relationships in the industry with buyers and press.


500
400
300
200
100
0
Doors
EREWHON
NEW SEASONS MARKET
GREEN ACRES MARKET
MARKET OF CHOICE
podfoods
3 units/SKU/ week/store
New Stores by Week (Cumulative)
May
August
October
Q2 2020

Press accolades



Customers

Healthy snack products for the everyday consumer

Our Consumer

Meet Jessica

- Well Educated
- Families, Kids <12
- More Likely Working
- High HH Income
- Shop Across Outlets: More Natural
- Food Budget: $217/Week
- Looking for Healthy AND Delicious Food
- Purchases Across Natural & Organic Brands
- Shops for wellness
- Creates strong relationship with trusted brands
- Reads ingredient statements




Customer reviews:

"I am EXTREMELY excited about your product. As an avid outdoor enthusiast, cannabis cheerleader, and fellow entrepreneur, I think the product you have developed is the BEST I have ever tried. The CBD onset is clear and fast acting, the sensation after is pure pain relief, and the taste is delicious. I think this product line should be on every shelf possible. Consumers need this. This will help bridge the gap, finally done right. Great job!" - Ryan

"I want to quickly respond and let you know what a wonderful product you have. I was experiencing many sleepless nights and sampled your product and to my surprise, I slept like a baby. The formula you have with the added Omegas is awesome!" – Melinda

Business Model

Projecting $4M+ profit by 2021

A Boring Life products sell for a variety of prices ranging from $4.99 - $49. Through our retail partners and online store, we expect to exceed $4M in sales by 2021.

Online SRP: profit margin 65%


a boring life
ALMONDS
HINT OF LAVENDER
25mg
HEMP
ORGANIC · VEGAN · GLUTEN-FREE

Roasted Almonds, Hint of Lavender – Pack of 3
$14.99


a boring life
ALMONDS
25mg

Roasted Almonds, Hint of Lavender – Case of 12
$59.99


a boring life
WALNUTS
SWEET & SPICY
25mg
HEMP
ORGANIC · VEGAN · GLUTEN-FREE

Roasted Walnuts, Sweet & Spicy – Pack of 3
$14.99



Margins

Strong margin profile for natural grocery that includes 20% above the line spend on trade promotion.



Market

A fusion of three growing trends

We sit in the center of three growing trends in today's market: hemp extract, organic & natural, and plant-based proteins. All of these markets are undergoing huge growth right now due to increased knowledge of wellness and diet changes in the American public.

Competition

A smart snacking choice for all dietary needs

A Boring Life is the only CBD wellness company offering sugar free, paleo, keto, vegan, and vegetarian Chef curated snacks in the national marketplace.

Why nuts? Nuts are protein and Omega 3-rich, highly nutritious, packed with anti-oxidants, high in fiber and may help in reducing inflammation, cholesterol and assist in natural wellness, energy and immune support. When combined with hemp extract, the healthy fats of nuts assist your body in utilizing the super powers shown to be gained from consuming hemp.

  

Product	CBD Almonds	CBD Gummies	CBD Chocolate
Calories	163	60	150
Protein	6g	0g	0g
Added Sugar	0g	6g	6g
Serving Size	1oz, one bag	1 gummie	I square of bar
CBD Content	25mg	10mg	25mg

	a boring life	weller.	evo hemp	GOOD BITES CBD	grön	VITAL LEAF	MANITOBA HARVEST	SAHALE SNACKS
Organically Grown Full Spectrum Hemp Extract 25mg CBD per Serving	✓	✗	✗	✓	✓	✓	✗	N/A*
Certified Lab Tested & Verified	✓	✓	✓	✓	✓	✓	✓	N/A*
Vegetarian & Vegan	✓	✓	✓	✓	✓	✓	✓	✓
Sugar free, keto, paleo options	✓	✗	✗	✗	✗	✗	✗	✗
Gluten-Free	✓	✓	✓	✓	✓	✓	✓	✓
Price point <$10	✓	✓	✗	✗	✗	✗	✗	✓
Chef Curated	✓	✗	✗	✗	✓	✓	✗	✓
No Preservatives - All Products	✓	✓	✓	✓	✓	✓	✓	✓

* Nut comparison only, No CBD

Vision

Extraordinary products to support a more relaxed lifestyle

By reaching our investment goal, we plan to expand our product line and bring our snacks to grocery stores and customers nationwide.


Founded by a working family using CBD as natural relief for a variety of problems
Authentic, Transparent, Trustworthy
Clean Label
Simple ingredient list builds trust with consumers. Thoughtful ingredient sourcing
Chef-Curated
Regenerative Agriculture
Recipes created by a chef, not a lab formulation
Organic farm in Boring, OR growing hemp and lavender

Vision: A Boring Life will be the most trusted CBD edible brand with the utmost reliable trace ability, secure partners with impeccable sourcing and excellent manufacturing practices that exceed FDA mandates, based on our prior experience of running fast growth organic poultry company.

Progress to date - launch, good manufacturing practices, risk mitigation, brand building



Canopy Boulder
$750K Seed
Series "A" Round
Today
Product Development
Supplier Sourcing
Testing
Website live
Grocery launch
New product intro
Grocery expansion
Driving Velocity
New products
Risk Level
Founded 2019
Time (12 - 18 months)

Investors

Canopy Boulder Accelerator

A Boring Life participated in the only cannabis focused accelerator, Canopy Boulder, in the Summer of 2019. We received a $130K investment from Canopy Boulder.

MicroVentures

A Boring Life reached the maximum raise on MicroVentures earlier this year, raising $107K in 45 days from 400 investors.

Founders & Angels

Co-founders Serafina Palandech and Jennifer Johnson have invested personal funds into the business, as have individual investors since the MicroVentures round closed.

Use of Funds



Founders

Our story

Chef Jen Johnson and Serafina Palandech founded A Boring Life in August 2018 after successfully exiting Hip Chick Farms, an organic chicken company that the pair started five years prior and quickly grew to national distribution within four years of launch. The family moved to the town of Boring, Oregon, a rural agricultural community outside of Portland. They moved to a farm where they started farming lavender.

Chef Jen had started taking hemp extract for pain relief and focus six months prior. She was taken with the positive and natural effects of Hemp Extract – a remedy that offered so many benefits without any negative side effects, so she decided to start cooking with it. Chef Jen is a classically trained chef, having cooked previously for 10 years at Chez Panisse with Alice Waters and for 16 years for the prestigious Getty Family in San Francisco, as well as President Obama, prior to starting Hip Chick Farms.

A few short months after exiting the prior organic food company, the pair created A Boring Life opening the next chapter on their culinary and brand building adventure. Having found a more relaxed way to live, Chef Jen wanted to share her extraordinary new snacks to highlight this phenomenal ingredient and super food – Hemp Extract.





Founders

Chef Jen & Serafina, with daughter Rubyrose, founded A Boring Life to support a more relaxed lifestyle from their farm in Boring, Oregon

Previously founded Hip Chick Farms: press from Food & Wine Magazine, MSNBC, Fortune, Forbes, Washington Post, many others

Chef Jen with President Obama, cooked at the White House 10/16





a boring life 7

Team


Serafina Palandech   CEO & Chief Nut

	Jen Johnson	Chef
	Kelly Bruce	President of Sales
	Madalyn Friedman	Advisory Board
	Brandon Hernandez	Advisory Board
	Ann Murray	Marketing Director and PR
	Brian Watters	Creative Agency
	Mel Synder	Accounting
	Hannah Kullberg	Sales



Chris Sinton   Advisory Board



Blake Reid   Operations

Perks

$100	A Boring Life Iron-On Patch A Boring Life CBD Roasted Almonds with Lavender
$250	A Boring Life Trucker Hat A Boring Life Boring Bees CBD Honey from our Farm in Boring, Oregon
$500	A Boring Life T-Shirt with our logo A Boring Life Snacking Nuts and Honey Gift Pack
$1,000	A Boring Life Trucker Hat 1,000 mg CBD Organic Hemp Extract, Peppermint Flavor A Boring Life Snacking Nuts and Honey Gift Pack
$2,500	A Boring Life Picnic Gift Pack Enjoy the great outdoors with a fabulous picnic basket and A Boring Life picnic blanket A Boring Life Snacking Nuts and Honey Gift Pack

$5,000	All the Boring Products - A Boring Life CBD Snacking Nuts: Roasted Almonds with Lavender, Dark Chocolate & Sea Salt Almonds and Sweet & Spicy Walnuts A Boring Life CBD Honey: Boring Bees, Lavender Honey and Hot Honey from our Farm in Boring, Oregon 1,000 mg CBD Organic Hemp Extract, Peppermint Flavor Boring Bones Gummies for Dogs
$10,000	Invitation for two to the Boring CBD Dinner on the Farm. Our seasonal farm to table dinners are held at our farm in Boring, Oregon and prepared by Chef Jen, formerly of Chez Panisse. Local and seasonal fare will be featured with a focus on produce grown on the farm. Chef Jen will craft dishes with CBD to delight your palette.
$25,000	A Boring Feast in Your Home! Chef Jen will make an oh-so-boring meal for you and three friends at your home that you will remember with delight for years to come! She will travel to your home and cook a meal fit for Presidents and Kings! Chef Jen previously Guest Chef' for President Obama at the White House. Eat what President Obama ate - or she will craft you a meal to take into account your preferences, seasonality and local produce availability.
$50,000	A Boring Life weekend in Boring, Oregon at our lavender farm! Luxurious bed and breakfast includes overnight stay, food and drink for four. You and your friends will learn first hand why a boring life is a good life. Enjoy the bounty of the Pacific Northwest at our sweet and verdant lavender farm at the foot of Mt Hood. All meals will be provided and made by our own Chef Jen. Weekend activities will be scheduled in advance to fully enjoy your stay.

FAQ

Where do you source your hemp from?	We use CBD that is organically grown on farms in Oregon & Colorado in our product manufacturing.
What kind of testing/anaylsis is performed on your products?	Third party laboratories analyze all of our hemp products for cannabinoid potency, heavy metals, residual solvents, and pesticides.
What type of extraction method do you use?	We use 99% pure alcohol to extract CBD, the most historically used method for CBD extraction. It is a clean and cold extraction method that allows for optimal retention of terpenes and other sensitive compounds.

What's the difference between hemp and cannabis?

Scientifically, industrial Hemp and Cannabis are the same plants, with a genus and species name of Cannabis Sativa. They have a drastically different genetic profile though. Industrial Hemp is always a strain of Cannabis sativa, while cannabis can be Cannabis sativa, Cannabis indica, or Cannabis ruderalis. The major difference is how industrial hemp has been bred compared to a marijuana form of Cannabis sativa. Typically speaking, industrial hemp is very fibrous, with long strong stalks, and barely has any flowering buds, while a marijuana strain of Cannabis sativa will be smaller, bushier, and full of flowering buds. However, newer industrial hemp varieties in the USA are being bred to have more flowers and higher yields of cannabinoids and terpenes, such as our Colorado hemp we're now using!

Fortunately, the cannabinoid profile of hemp is ideal for people looking for benefits from cannabis without the "high." Hemp is used for making herbal supplements, food, fiber, rope, paper, bricks, oil, natural plastic, and so much more, whereas marijuana is usually used just recreationally, spiritually, and medicinally. The term cannabis oil can refer to either a marijuana or hemp derived oil since marijuana and hemp are two different forms of cannabis.

If your tincture is derived from hemp, will it get me high?

No – You will not get high from hemp extract oil with CBD.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

A Boring Life, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[ ] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], A Boring Life, Inc., an Oregon corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $3,500,000

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

      (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

      (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

      (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT

TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Portland, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

A Boring Life, Inc.
By:
Name: Serafina Palandech
Title: CEO
Address: 29830 SE Wheeler Road, Boring, OR 97009
Email: serafina@aboringlife.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [crowd safe date] between A Boring Life, Inc., an Oregon corporation (the "***Company***") and [investor name] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

I must start with three reasons to invest in A Boring Life. One, that we have as seasoned and experienced team that's previously started, scaled,and exited two natural foods companies. So we know what we're doing. Two, we have a differentiated product in the marketplace and three we have traction today in a huge market opportunity.

But first let me tell you a story. My name is Serafina Palandech. I'm the co-founder and CEO of A Boring Life and I live on a lavender farm in a town called Boring, Oregon. And I'm here today to tell you why A Boring Life is a good life.

So last year I was between business ventures and I found myself bored in Boring. This time instead of fleeing the quiet moment, I leaned in. And I found it was a great thing to be bored. It sparked more creativity and allowed me to daydream. So many of us are looking for a way to feel better.

There is an overwhelming consumer demand for CBD in the marketplace today. So what we've done at A Boring Life is we've paired natural and nutritious foods with CBD and hemp extract. We've created a product offering with our first product line here that provides an overall sense of well-being.

So let me tell you about our products. We have our roasted almonds with lavender. We have our dark chocolate and sea salt, and we have our sweet spicy walnuts. That's all sourced from our family farm out of California.

After selling out on a first successful crowdfunding campaign earlier this year we've introduced three new products: Boring Bees honey, hemp extract oil, and Boring Bones gummies for dogs

Boring Bees honey is from our farm in Boring, Orego. Raw honey is infused with hemp extract, nuts, fruits and herbs to create a beautiful and delicious sweet snack. Or if you prefer spicy we have hot honey and of course a lovely and relaxing lavender honey with almond. Our hemp extracting sure provides immediate calming properties for folks seeking relief. Boring bones gummy for dogs or help even the most nervous dog for calm cool and collected.

My co-founder and wife is chef Jen Johnson. Previously at Chez Panisse, having cooked with Alice Waters for 10 years, founder of Hip Chick Farms and even guest chef for President Obama. Chef Jen has created incredibly delicious hemp stocks that are flavor forward with impeccable sourcing.

We do have a chef on staff so we know how to make a delicious product. We know how to market that product and we know how to scale that product into stores across the country. Which takes me to where we are today. We launched our products into grocery stores specialty stores and direct to consumer via online sales in May. We have received excellent customer reviews. Did I mention that we're one of the only CBD companies that features sugar free, keto, paleo and vegan options. Our customers love finding a CBD offering that meets multiple nutritional needs and tastes fantastic. Today we're in 75 stores and growing what we're trying to do is find our partners on Republic to meet the demand for our products by scaling into stores across the country and filling new channels of distribution as well as launch our first retail location in the Pacific Northwest. The new retail spot will highlight chef John's cooking, serve as a community gathering point to provide education and advocacy for folks wanting to learn more about hemp and CBD, while selling our products to the community. So please back us on Republic and join us in living A Boring Life.